SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                 AMENDMENT NO. 2

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           Xechem International, Inc.
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                                (Name of Issuer)

                         Common Stock, $.00001 par value
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                         (Title of Class of Securities)

                                   983895 10 3
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                                 (CUSIP Number)

                             Dennis B. O'Boyle, Esq.
                             Shefsky & Froelich Ltd.
                        444 N. Michigan Ave., Suite 2500
                                Chicago, IL 60611
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 31, 2002
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             (Date of Event which Requires of Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

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                                Page 1 of 5 pages

CUSIP NO. (983895 10 3)                                        Page 2 of 5 pages

     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

          Ramesh C. Pandey

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     2)   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [ ]

          (b)  [ ]

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     3)   SEC Use Only

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     4)   Source of Funds: N/A

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     5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
          2(d) or 2(e)
          [ ]

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     6)   Citizenship or Place of Organization: USA

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Number of Shares         (7)  Sole Voting Power             120,923,663(1)(2)
Beneficially Owned       -------------------------------------------------------
by Each Reporting
Person With              (8)  Shared Voting Power           0
                         -------------------------------------------------------

---------------
     1    Includes  60,423,663  shares of Common  Stock  owned  directly  by Dr.
Pandey, 500,000 shares of Common Stock which are subject to an option exercisable within 60 days hereof, and 60,000,000 shares of Common Stock as to which Dr. Pandey has received a proxy to vote such shares from Jay Gupta.

     2 Dr. Pandey also owns (i) 1,500 shares of Class A Preferred Stock which entitles him to 1,000 votes per share or a total of 1,500,000 votes, and (ii) 2,665 shares of Class C Series 6 Preferred Stock which entitles him to 10,000 votes per share or a total of 26,650,000 votes. Holders of Common Stock, Class A Preferred Stock and Class C, Series 6 Preferred Stock vote together as a single group, on all matters as to which shareholders of Xechem International, Inc. are entitled to vote. These shares are not included in the number of shares set forth in this Item.

CUSIP NO. (983895 10 3)                                        Page 3 of 5 pages

                         (9)  Sole Dispositive Power        60,923,663(3)
                         -------------------------------------------------------

                         (10) Shared Dispositive Power      0
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     11)  Aggregate  Amount   Beneficially   Owned  by  Each  Reporting  Person:
          120,923,663(1)(2)

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     12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
          Instructions): [ X ](4)

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     13)  Percent of Class Represented by Amount in Row (11): 13.6%(4)

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     14)  Type of Reporting Person (See Instructions): CO

================================================================================

ITEM 1.   SECURITY AND ISSUER.

     The title of the class of equity securities to which this statement relates is shares of Common Stock, $.00001 per share par value, of Xechem International, Inc. (the "Issuer").

     The name and address of principal executive offices of the Issuer are:

          Xechem International, Inc.
          100 Jersey Avenue, Building B
          Suite 310
          New Brunswick, New Jersey  08901

---------------

     3    Includes  500,000  shares  which are subject to an option  exercisable within 60 days hereof.

     4 Does not include 1,500 shares of Class A Preferred Stock and 2,665 shares of Class A, Series 6 Preferred Stock, each of which have voting rights and vote together with the Common Stock, as a single class, on all matters as to which shareholders of Xechem International, Inc. are entitled to vote. The Class A Preferred Stock is entitled to 1,000 votes per share and the Class C, Series 6 Preferred Stock is entitled to 10,000 votes per share. On a full voting basis, all of the outstanding shares of Common Stock, Series A Preferred Stock and Class C, Series 6 Preferred Stock have a total of 442,889,195 votes. Not including the proxy to vote 60,000,000 shares of Common Stock which Dr. Pandey has received from Jay Gupta, Dr. Pandey has a total of 88,576,039 votes or 20% of the votes which could be cast on any matter as to which shareholders of Xechem International, Inc. are entitled to vote. This percentage increases to a total of 33.55% of all of the outstanding shares of Common Stock, Series A Preferred Stock and Class C Series 6 Preferred Stock if the 60,000,000 shares of Common Stock of Jay Gupta, as to which Dr. Pandey has been granted a proxy, are included.

CUSIP NO. (983895 10 3)                                        Page 4 of 5 pages

ITEM 2.   IDENTITY AND BACKGROUND.

     This Amendment No. 2 to Schedule 13D is filed by Dr. Ramesh C. Pandey, whose business address is 100 Jersey Avenue, Building B, Suite 310, New Brunswick, New Jersey 08901.

     Dr. Pandey is President and Chairman of the Board of the Directors of Xechem International, Inc. (the "Company") whose address is 100 Jersey Avenue, Building B, Suite 310, New Brunswick, New Jersey 08901.

     During the last five years, Dr. Pandey has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     Dr. Pandey is a citizen of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

     Pursuant to the exercise of an option granted to Dr. Pandey by the Board of Directors of the Company, Dr. Pandey has been issued a total of 2,665 shares of Class C, Series 6 Preferred Stock which entitle him to 10,000 votes per share. This option enables Dr. Pandey to bring his equity ownership in the Company to 20% of the outstanding Common Stock and Common Stock equivalents which may be outstanding at any time up to December 31, 2002. The purchase price for these shares of Class C Series 6 Preferred Stock was $0.02665.

ITEM 4.   PURPOSE OF TRANSACTION.

     The purpose of this transaction was to maintain Dr. Pandey's ownership in the Company of Common Stock and Common Stock equivalents of 20% pursuant to an option granted to him by the Board of Directors of the Company, as set forth in the response to Item 3 above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Pursuant to a resolution of the Company's Board of Directors, Dr. Pandey was granted an option to purchase either Common Stock or Preferred Stock in order to bring his percentage of equity ownership to 20%. On January 31, 2002, the Company filed an amended and restated Certificate of Designation and issued shares of Class C, Series 6 Preferred Stock to Dr. Pandey to maintain his 20% voting interest in the Company.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

CUSIP NO. (983895 10 3)                                        Page 5 of 5 pages

          See the responses set forth in Items 3 and 4 above.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     EXHIBIT A. Option  Agreement  between  Xechem  International,  Inc. and Dr.
                Ramesh Pandey.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        /s/ Dr. Ramesh C. Pandey
                                        ----------------------------------------
                                        Dr. Ramesh C. Pandey

February 8, 2002

733539.1

                                    EXHIBIT A
                                    ---------

                         STOCK OPTION PURCHASE AGREEMENT

                         STOCK OPTION PURCHASE AGREEMENT

     THIS STOCK OPTION PURCHASE AGREEMENT (the "Agreement") is made as of the 30th day of October, 1998 by and between Xechem International, Inc., a Delaware corporation (the "Company") and Ramesh C. Pandey ("Pandey").

                                 R E C I T A L S
                                 ---------------

     A. Pandey entered into that certain Employment Agreement dated February 11, 1994 (the "Pandey Employment Agreement") wherein Pandey agreed to be employed by the Company for a term of ten years.

     B. Pandey and the Company have agreed to extend the Pandey Employment Agreement for an additional two years.

     C. In connection with the extension of the Pandey Employment Agreement, Pandey has also agreed to defer all unpaid compensation otherwise payable to him thereunder until such time as the Company has the funds to pay the same to him.

     D. The Company has engaged in a rights offering granting certain shareholders the right to purchase Common Stock at $.01 per share ("Rights Offering") and will be entering into one or more subsequent offerings to raise up to $10,000,000 of additional capital (the "Additional Offerings"--together with the Rights Offering, collectively, the "Offerings").

     NOW,  THEREFORE,  in  consideration  of the  foregoing,  and other good and
valuable  consideration,   the  receipt  and  sufficiency  of  which  is  hereby
acknowledged by the parties, the parties hereto agree as follows:

     1.   RECITALS
          --------

     The recitals set forth above are incorporated by reference herein and made a part hereof as if fully rewritten.

     2.   GRANT OF OPTION
          ---------------

     The Company hereby grants to Pandey the right and option (the "Option") to purchase common stock of the Company, par value $.00001 per share, in an amount equal to 20% of the total number of shares sold by the Company in the Offerings through December 31, 2002 (the "Option Shares"), on the terms and conditions set forth herein. In the event shares sold in the Additional Offering is Preferred Stock convertible into Common Stock, the Option shall be based upon the number of shares of Common Stock of the Company into which such Preferred Stock is convertible or otherwise are acquirable by the holders of such Preferred Stock.

     3.   PURCHASE PRICE
          --------------

     The purchase price of the Option Shares shall be 1/10,000 of $.01 per share.

     4.   TERM OF OPTION
          --------------

     The Option granted by this Agreement shall be exercisable for ten years from the date of this Agreement.

     5.   EXERCISE OF OPTION AND ISSUE OF STOCK
          -------------------------------------

     The Option granted hereunder may be exercised in whole or in part by giving written notice to the Company. Such written notice shall be signed by Pandey exercising the Option, shall state the number of Option Shares with respect to which the Option is being exercised and shall specify a date (other than a Saturday, Sunday or legal holiday) not less than five nor more than ten days after the date of such written notice, as the date on which the Option Shares will be taken up and payment made therefor, at the principal office of the Company during ordinary business hours, or at such other hour and place agreed upon by the Company and Pandey shall otherwise comply with the terms and conditions of this Agreement. On the date specified in such written notice (which date may be extended by the Company if any law or regulation requires the Company to take any action with respect to the Option Shares prior to the issuance thereof), the Company shall accept payment for the Option Shares and shall deliver an appropriate certificate or certificates for the Option Shares as to which the Option was exercised to Pandey.

     The option price of any Shares shall be payable at the time of exercise either:

          (i)   in cash or by check or certified or bank check;

          (ii) in whole Shares of the Company's Common Stock, owned by Pandey for six months or more, with a fair market value equal to the option price as agreed by the parties; provided, however, that if such shares were acquired pursuant to an incentive stock option plan, as defined in Code Section 422 or prior Code
                Section 422A of the Company or an affiliate of the Company, including the Company's Share Option Plan or a qualified stock option plan as defined in Code Section 422, that the applicable holding period requirements of said prior Sections 422 and 422A have been met with respect to such Option Shares; or

          (iii) any combination of (i) and (ii) above.

     The Company shall pay all original issue taxes with respect to the issue of Option Shares pursuant hereto and all other fees and expenses necessarily incurred by the Company in connection therewith. Pandey shall have the rights of a shareholder only with respect to those Option Shares covered by the Option which have been registered in his name in the share register of the Company upon the due exercise of the Option.

     6.   NON-ASSIGNABILITY
          -----------------

     This Option shall be transferable by Pandey and shall be exercisable by Pandey his heirs, successors and assigns.

     7.   GOVERNING LAW
          -------------

     This Agreement shall be construed and enforced in accordance with the internal laws (and not he laws of conflict) of the State of New Jersey.

     8.   REGISTRATION
          ------------

     Following exercise of the Option, Pandey shall have the right to require that the Company register the Option Shares pursuant to the Securities Act of 1933 and maintain the effectiveness of such registration statement for a period of one year. The Company shall bear the cost of registering said shares.

     IN WITNESS WHEREOF, the Company has caused these presents to be executed on its behalf and its corporate seal to be hereto affixed by its duly authorized representative and Pandey has hereunder set his hand and seal, all on the day and year first above written.

                                        XECHEM INTERNATIONAL, INC.


                                        By: /s/ Ramesh C. Pandey, Ph. D.
                                        ----------------------------------------
                                        Title: President
                                        ----------------------------------------


                                        /s/ Ramesh C. Pandey Ph. D.
                                        ----------------------------------------
                                        Ramesh C. Pandey, Ph.D.

                                        2